Exhibit 21.1

Subsidiaries of
Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization

Radiant Global Logistics, Inc. f/k/a Airgroup Corporation	Washington
Radiant Logistics Global Services, Inc.	Delaware
Radiant Logistics Partners LLC	Delaware
(40% owned by Radiant Global Logistics)	Minnesota
Adcom Express, Inc.